# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fox Corporation, CIK 0001754301
CUSIP: 35137L204
Title of class of securities: Class B Common Stock
Address of issuer's principal executive offices: 1211 Avenue of the Americas, New York, New York (NY), 10036
Date of event which requires filing of this statement: 06/14/2026
Filed by CIK 0002084288
Persons authorized to receive notices and communications: Michaelle D. Rafferty, 4785 Caughlin Parkway, Reno, Nevada (NV), 89519, (775) 827-2000

## Reporting persons
- Cruden 2, LLC (CIK 0002084288): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 85,372,810; shared voting power 0; sole dispositive power 85,372,810; shared dispositive power 0; aggregate amount beneficially owned 85,372,810 (38.7% of the class)
  Comment: Cruden 2, LLC ("Cruden 2") is the sole manager of LGC Holdco, LLC ("LGC Holdco"), the owner of the Class B Shares. See Item 5 of this Amendment No. 1.
- LGC Holdco, LLC (CIK 0002082634): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: bank loan (BK), other (OO); sole voting power 85,372,810; shared voting power 0; sole dispositive power 85,372,810; shared dispositive power 0; aggregate amount beneficially owned 85,372,810 (38.7% of the class)
  Comment: Cruden 2 is the sole manager of LGC Holdco. See Item 5 of this Amendment No. 1.
- Michael Roberson (CIK 0002084785): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 85,372,810; sole dispositive power 0; shared dispositive power 85,372,810; aggregate amount beneficially owned 85,372,810 (38.7% of the class)
  Comment: The number of Class B Shares with shared voting and dispositive power represents the Class B Shares owned by LGC Holdco, and Cruden 2 is the sole manager of LGC Holdco. Mr. Roberson, as a managing director of Cruden 2 appointed by Lachlan K. Murdoch, has the sole authority to make decisions for Cruden 2 with respect to the voting and disposition of the Class A Shares and Class B Shares owned by LGC Holdco. See Item 5 of this Amendment No. 1.
- Lachlan K. Murdoch (CIK 0001242818): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,952; shared voting power 85,372,810; sole dispositive power 1,952; shared dispositive power 85,372,810; aggregate amount beneficially owned 85,374,762 (38.7% of the class)
  Comment: The number of Shares with shared voting and dispositive power represents Shares owned by LGC Holdco, and Cruden 2 is the sole manager of LGC Holdco. Mr. Roberson, as a managing director of Cruden 2 appointed by Lachlan K. Murdoch, has the sole authority to make decisions for Cruden 2 with respect to the voting and disposition of the Class A Shares and Class B Shares owned by LGC Holdco. As a result, Mr. Murdoch may be deemed the beneficial owner of the Class A Shares and Class B Shares owned by LGC Holdco; however, Mr. Murdoch disclaims beneficial ownership of such shares. See Item 5 of this Amendment No. 1.

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock
Name of issuer: Fox Corporation
Address of issuer's principal executive offices: 1211 Avenue of the Americas, New York, New York (NY), 10036
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on September 12, 2025 (as amended from time to time, the "Schedule 13D") with respect to the Class B common stock, par value $0.01 per share (the "Class B Shares"), of Fox Corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented as follows, as of the date hereof:

As previously disclosed by the Issuer (in its Form 8-K filed with the SEC on June 15, 2026), the Issuer entered into an Agreement and Plan of Merger, dated as of June 14, 2026 (the "Merger Agreement"), pursuant to which the Issuer agreed to acquire Roku, Inc. ("Roku"), subject to the terms and conditions set forth in the Merger Agreement.

Also as disclosed, LGC Holdco and Cruden 2 (together, the "Covered Stockholders") entered into a Voting and Support Agreement (the "Voting Agreement") with Roku on June 14, 2026, in connection with the Merger Agreement. Pursuant to the Voting Agreement and subject to the terms and conditions thereof, each Covered Stockholder agreed, among other things: (1) to vote all Class B Shares it owns (a) in favor of the approval of the issuance of the Issuer's Class A Shares pursuant to the Merger Agreement (the "Stock Issuance") and (b) against any competing acquisition proposal or any other action that would reasonably be expected to interfere with the consummation of the Stock Issuance or the other transactions contemplated by the Merger Agreement; and (2) not to transfer its Class B Shares prior to receipt of stockholder approval of the Stock Issuance, subject to certain exceptions.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement listed as Exhibit 4 in Item 7 hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is supplemented as follows, as of the date hereof:

Cruden 2 is the beneficial owner of 85,372,810 Class B Shares, constituting approximately 38.7% of the total number of outstanding Class B Shares. All of the 85,372,810 Class B Shares beneficially owned by Cruden 2 are directly owned by LGC Holdco. Cruden 2 has the power to vote and to dispose or direct the vote and disposition of the Class B Shares owned by LGC Holdco.

LGC Holdco is the beneficial owner of 85,372,810 Class B Shares, constituting approximately 38.7% of the total number of outstanding Class B Shares. Cruden 2, as the sole manager, has the power to vote and to dispose or direct the vote and disposition of the Class B Shares owned by LGC Holdco.

Mr. Roberson is the beneficial owner of 85,372,810 Class B Shares, constituting approximately 38.7% of the total number of outstanding Class B Shares. The decisions of Cruden 2 with respect to the voting and disposition of Class B Shares held by LGC Holdco are, subject to certain limited exceptions, decided solely by a single managing director of Cruden 2, who is appointed, and may be replaced, by Mr. Murdoch. As of the date of this filing, Mr. Roberson is such managing director and, therefore, may be deemed to beneficially own the Class B Shares owned by LGC Holdco; however, Mr. Roberson disclaims beneficial ownership of such shares.

Mr. Murdoch is the beneficial owner of 85,374,762 Class B Shares, constituting approximately 38.7% of the total number of outstanding Class B Shares. Of the 85,374,762 Class B Shares beneficially owned by Mr. Murdoch, 85,372,810 of such Class B Shares are owned by LGC Holdco. The decisions of Cruden 2 with respect to the voting and disposition of Class B Shares held by LGC Holdco are, subject to certain limited exceptions, decided solely by a single managing director of Cruden 2 who is appointed, and may be replaced, by Mr. Murdoch. As a result, Mr. Murdoch may be deemed to beneficially own the Class B Shares owned by LGC Holdco; however, Mr. Murdoch disclaims beneficial ownership of such shares.

The percentage of Class B Shares outstanding is calculated based on 220,426,203 Class B Shares outstanding as of June 11, 2026, as disclosed in the Merger Agreement (filed with the SEC by the Issuer on June 15, 2026, as Exhibit 2.1 to its Form 8-K).
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is supplemented as follows, as of the date hereof:

The aggregate numbers of Class B Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition for each Reporting Person are set forth on rows 7 through 10 of the cover pages of this Amendment No. 1 and are incorporated herein by reference
Transactions in the class effected during the past sixty days: Item 5(c) of the Schedule 13D is supplemented as follows, as of the date hereof: The Reporting Persons have not effected any transactions in Class B Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is supplemented as follows, as of the date hereof: The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated herein by reference.

The Voting Agreement exhibit hereto has been included pursuant to the requirements of Schedule 13D. The document contains representations and warranties made by and to the parties thereto as of specific dates. The representations and warranties of each party set forth in the document have been made solely for the benefit of the other party to such document. In addition, such representations and warranties: may have been qualified by confidential disclosures made to the other party in connection with such document; may be subject to a materiality standard which may differ from what may be viewed as material by investors; were made only as of the date of such document or such other date as is specified therein; may have been included in such document for the purpose of allocating risk between or among the parties thereto rather than establishing matters as facts. Accordingly, the document is included herewith only pursuant to the requirements of Schedule 13D and not to provide investors or other persons with any other factual information regarding the parties or their respective businesses.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is supplemented as follows, as of the date hereof:

4. Voting and Support Agreement, entered into as of June 14, 2026, by and among Roku, Inc., Cruden 2, LLC, and LGC Holdco, LLC (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Roku, Inc. with the SEC on June 15, 2026).

## Signatures
- Cruden 2, LLC: /s/ Michael Roberson, Managing Director (06/16/2026)
- LGC Holdco, LLC: /s/ Michael Roberson, Managing Director, Cruden 2, LLC, Sole Manager of LGC Holdco, LLC (06/16/2026)
- Michael Roberson: /s/ Michael Roberson, Michael Roberson (06/16/2026)
- Lachlan K. Murdoch: /s/ Lachlan K. Murdoch, Lachlan K. Murdoch (06/16/2026)